EMI

RECEIVED

2007 JAN 31 A 10:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

22nd January, 2007.

Attn: Filing Desk - Stop 1-4

07020688

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 18th January 2007, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 19th January 2007, confirming that:

- Lehman Brothers International (Europe) has decreased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 16th January 2007, held 28,806,503 shares being 3.60% of the shares in issue; and,
- Barclays PLC has decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 17th January 2007, held 36,186,297 shares, being 4.52% of the shares in issue.

(b) an announcement, dated 22nd January 2007, confirming that the Credit Suisse companies have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 17th January 2007, held 37,388,778 shares, being 4.67% of the shares in issue.

PROCESSED

FEB 02 2007

THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/17

Regulatory News Service

19th January, 2007.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

- Lehman Brothers, in a letter dated 18th January 2007 and received by mail on 19th January 2007, that Lehman Brothers International (Europe) has decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 16th January 2007, held 28,806,503 shares, being 3.60% of the shares in issue; and,

- Barclays PLC, in a letter dated 18th January 2007 and received by mail on 19th January 2007, that it has decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 17th January 2007, had an interest in 36,186,297 shares, being 4.52 % of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 07/18

Regulatory News Service

22nd January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax after the close of business on 19th January 2007, that the Credit Suisse companies had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 17th January 2007, held 37,388,778 shares, being 4.67% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231